United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

    Jardine Fleming China Region Fund, Inc.
____________________________________________________________
(Name of Subject Company (issuer))


    Jardine Fleming China Region Fund, Inc.
____________________________________________________________
(Names of Filing Persons (identifying status as offeror, issuer or other person))


    Common Stock, Par Value $.001 Per Share
____________________________________________________________
(Title of Class of Securities)


    [471110106]
____________________________________________________________
(CUSIP Number of Class of Securities)


    Sebastian R. Sperber
    Cleary, Gottlieb, Steen & Hamilton
    39/th/ Floor
    Bank of China Tower
    One Garden Road, Central
    Hong Kong, China
    (852) 2521-4122
____________________________________________________________
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

    Transaction Valuation         Amount of filing fee
       $                             $

*Set forth the amount on which the filing fee is calculated and state how it was determined.




[   ] Check the box if any part of the fee is offset as
provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.:__________________

Filing Party:_____________________________

Date Filed:______________________________

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[ X ] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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FOR IMMEDIATE RELEASE

May 24, 2001



JARDINE FLEMING CHINA REGION FUND BOARD TO COMMENCE A SELF TENDER FOR UP TO 20% OF OUTSTANDING SHARES



Baltimore, MD -- Further to its announcement of April 10, 2001, Jardine Fleming China Region Fund, Inc. (NYSE: JFC) announces its plans to commence a tender offer to acquire up to 20% of its outstanding shares of common stock. Purchases in the tender offer will be made at a per share cash purchase price of 95% of net asset value, as determined on the closing of the tender offer. The tender offer is expected to commence on June 11, 2001 and remain open through July 9, 2001, unless extended.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The planned tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal, both of which are scheduled to be mailed to shareholders on June 11, 2001. Shareholders should read these documents carefully when they are available because they will contain important information. These and other filed documents will be available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.

-

--End
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                            SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             JARDINE FLEMING CHINA REGION FUND, INC.



                             /s/A. Douglas Eu
                             --------------------------------
                             Name:  A. Douglas Eu
                             Title: President

Dated:  May 24, 2001